

MF FIRE, INC.
A Delaware C Corporation
1400 Greenmount Avenue
Baltimore, MD 21202
www.mffire.com

In this report, the term "we," "us," "our" or "the Company" refers to MF Fire, Inc.

The Company, having offered and sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended December 31, 2016. A copy of this report may be found on the company's website at www.mffire.com/resources/investor.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Basic Information about the Company and Overview

MF Fire, Inc. is a Delaware C Corporation, incorporated on Nov 14, 2016. Prior to this time, the Company operated as MF Fire, Benefit LLC, a Maryland Benefit Limited Liability Company formed in April 2014 for the purpose of creating technology and products for the wood stove market. As of December 31, 2016, we have three employees and intend to hire additional employees.

First and foremost, MF Fire is a technology company built by fire scientists with a mission of engineering the perfect burn. Traditional wood stoves are dirty and inefficient; wood is not completely burned off, leading to excess carbon entering the atmosphere and building up in the stove and exhaust system. We reimagined what the wood stove could be and sought to make it a clean energy source. The result is smart-stove technology that delivers the cleanest burn ever achieves: 20 times cleaner than the new EPA regulations, and 60 times cleaner than the average stove.

Principal Product

Our first commercial product is the Catalyst stove. The Catalyst is an innovative wood stove that is provides fully automated fire control integrated with a smart app. It is built around state-of-the-art combustion techniques and a smart controller. Users get "push-button" simple, automatic control of the heat output of the stove and a corresponding app for their smartphone.

The technology for the Catalyst stove was developed by the company's co-founders Ryan Fisher and Taylor Meyers while studying at the University of Maryland. As such, the core intellectual property is owned by the University of Maryland and exclusively licensed to MF Fire.

Wood stoves are regulated by the Environmental Protection Agency. The EPA announced new pollution standards for wood burning stoves that became effective in January 2016. These pollution standards, along with additional more restrictive standards that go into effect January of 2020 will restrict the sale of many stove models on the retail market today.

Our Market

The worldwide wood appliance market, which includes wood freestanding wood stoves, fireplace inserts and fireplaces is a multi-billion-dollar industry. The wood stove market can be segmented geographically and vertically by price and features. MF Fire focuses on the North American market. The North American market can be segmented into three parts, based on price and common buyer profiles. Our initial market is the premium market, accounting for over 40,000 annual units. We will push into the mid-market, as we gain control over and insight into manufacturing, scale economies and other market dynamics. The mid-market accounts for 122,449 annual units. We do not anticipate going into the low end of the market; rather, we see the low end phasing out over the next several years and remaining buyers moving up market as the changing EPA regulations take effect, or not making a purchase. The secondary market for low-end stoves will pick up as some value purchasers seek to continue buying non-EPA certified stoves. The low end of the market accounts for 90,000 plus units annually. The market shift will add an estimated 45,000 units to the mid-market with the remaining consumers not making a purchase or seeking units in the resale market.

Competitors

The competitive landscape today is highly fragmented (58 competitors), with a few large competitors. Hearth & Home Technologies dominates with almost half of the market, with growth primarily driven by an M&A buying spree over the last two decades. During this time, they bought 7 major brands in the wood stove segment, spanning all product price ranges. They also invested and acquired in related spaces (gas, pellet, barbeque, and hearth services). The only direct competitor that also uses a similar online business model is Woodstock Soapstone.

2016 Competitive Highlights

There are 58 manufacturers with 348 EPA-certified wood stoves and fireplace inserts. Hearth & Home Technologies (HHT) commands a 49% market share in the U.S. and Canada. They currently have 49 models spanning 7 brands

- HHT has 3 premium brands: Quadra-Fire, Harman, and Vermont Castings
- Travis Industries has a 6% market share with 18 models. The 7 catalytic models are high performing in terms of emissions and efficiency compared to others already in the market.
- Jotul has a 3% market share. Its 15 models are considered stylish and modern. It is the leading European brand in the U.S. and Canada.

Jan 2020 Competitive Forecast – (driven by new 2020 EPA emissions standard)

The wood stove market is poised to undergo significant change as we approach 2020, on top of the changes just felt in January of 2016. These two time frames represent two major air quality emission standard changes approved by the EPA. The first change phased in earlier this year reduced the number of stoves available for sell and shrunk the competitive landscape. The next change in 2020 will have even broader impacts as most manufacturers will not be able to remain in the market based on fundamental deficiencies in stove technology and design.

Business Model

MF Fire is a direct to consumer business that conducts sales and marketing primarily online. This is in direct comparison to most competitors which rely on a traditional network of brick and mortar dealers to sell their products. Our business model affords greater margins, ranging from 50-70%, compared to traditional competitors in the 20% range.

There is not considerable brand awareness or loyalty with traditional stove manufacturers, enabling a new brand to break into the market without encountering brand resistance from consumers. However, existing competitors do benefit from longer tenure and accompanying economies of scale.

Marketing and Sales

We market and sell primarily through online channels, leveraging online advertising (AdWords and remarketing), search engine optimization, and content marketing. Catalyst, our primary product has an MSRP of $4,995 with seasonal promotion pricing. There is a cyclical nature to the selling season with peak selling occurring from July through December. Additional sales occur outside that window, but at a reduced rate, primarily driven by new construction, home purchases, and home renovations. We intend to control primary contact with prospective customer throughout the buying process, enabling us to deliver a high quality or user experience throughout.

Employees

The company currently employees three full time people, including the officers.

Our people

Here's a table of the principal people on our team:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Paul LaPorte	Chief Executive Officer	50	6/11/2015	Paul works at MF Fire on a full time basis
Taylor Myers	Chief Technology Officer	27	4/23/2014	Taylor works at MF Fire on a full time basis.
Ryan Fisher	Chief Operating Officer	26	4/23/2014	Ryan works at MF Fire on a full time basis.
Directors:				
Ryan Fisher	Director	26	1/8/2016	
Taylor Myers	Director	27	1/8/2016	
Paul LaPorte	Director	50	4/29/2016	
Matt Zuga	Director		12/22/2016	Outside board member appointed by the majority of the Series Seed investors

Paul LaPorte

Paul LaPorte is currently our Chief Executive Officer. He has served in that position since June 2015. Prior to joining us, he was CEO at Fusion SmartBand/Shockatoo, Inc. from April 2012 until joining MF Fire, where he founded a consumer wearable device company. As CEO, Paul was responsible for managing strategic direction, partnerships, product management, and day to day operations. Paul Holds an MBA from Georgetown University and a B.S. in aerospace engineering from the Massachusetts Institute of Technology. Previously, Paul founded or was a key employee at several other venture backed technology companies.

Taylor Myers

Taylor Myers is currently our Chief Technology Officer. He is a co-founder and original inventor of the technology while at the University of Maryland. As CTO Taylor is chiefly responsible for technology development, manufacturing, and regulatory certification. He holds a B.S. and M.S. in Fire Protection Engineering from the University of Maryland and is currently a Ph.D. Candidate (expected graduation Summer 2017) studying Mechanical Engineering at the University of Maryland with a focus on Fire Science.

Ryan Fisher

Ryan Fisher is currently our Chief Operating Officer. He is a co-founder and original inventor of the technology while at the University of Maryland. Ryan holds both Bachelor and Master of Science degrees in Fire Protection Engineering from the University of Maryland. Currently, Ryan is largely responsible for handling raw material procurement, customer interaction, and media outreach.

Matt Zuga

Matt Zuga is a founding Partner of HighCape Partners, a life sciences growth equity firm. He is a founder and managing member of Red Abbey Venture Partners, and a member of the Investment Committee. Prior to Red Abbey, Mr. Zuga was a Managing Director in the investment banking department of Legg Mason Wood Walker, Inc. and the Head of the Life Sciences Group from May 2000 to December 2003. Mr. Zuga was primarily responsible for the creation of the Life Sciences Investment Banking Group and developed relationships with a select group of companies and life sciences investors.

He is currently the Co-Chairman of the Board of Directors of Alba Therapeutics, Inc. He was a member of the Board of Directors of Arginetix, Inc. and a Board observer at Advanced BioHealing, Inc., Aegerion Pharmaceuticals, Inc. (Nasdaq: AEGR), Sirtris Pharmaceuticals, Inc. (Nasdaq: SIRT – sold to GSK) and Stromedix, Inc. (sold to Biogen Idec, Inc.)

Legal Proceedings

The Company is not currently involved in any legal proceedings.

Related Party Transactions

We have not entered into any related party transactions.

Risk factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company;

- **This is a brand-new company.** While we formed in 2014, we have not yet delivered our product to market or been able to recognize revenues.

- **We have a small management team.** Right now, the success of the company depends on the efforts of Paul LaPorte, Taylor Myers, and Ryan Fisher. If one of us were to leave the company, for any reason, that will negatively impact our ability to continue as a company. Until we achieve a sustainable financial position, we will not be able to hire additional employees that will allow the company to continue if one of us leaves.

- **We will need more people to join our company.** We will need additional engineers, and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

- **Does anyone want our product and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for the Catalyst. Consumers must think it is a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

- **We rely on third parties for the input materials to create our stoves.** We contract with third-parties to receive our input materials, like steel, soapstone, and fans. If these third-parties face manufacturing constraints, that could impact our ability to make and deliver our stoves. There are multiple sources for all these major raw materials, and we could change suppliers, but doing so may negatively impact our financial results.

- **We may face unexpected complications with this technology.** The Catalyst is based on brand new technology developed by our founders at the University of Maryland. As with any new technology, it is possible that we will encounter issues that we did not expect and did not plan for. These issues may require us to redesign features of the stove or the entire product and may jeopardize our ability to make a profit.

- **Competitors may enter the market with similar products.** There are already companies actively selling wood stoves to consumers in our target markets. While these competitors will not be able to sell products that feature our technology, they may be able to sell products that achieve similar benefits to consumers at a lower price.

- **There is no current market for any of our securities**. There is no formal marketplace for the resale of securities sold under Regulation CF and it is unlikely that such a marketplace will ever form. Additionally, there are restrictions on how these securities may be resold for a period of one year following their purchase.

- **The University of Maryland owns the intellectual property for our product.** The technology for the Catalyst was developed by our founders at the University of Maryland, and as such, the intellectual property rights to the patent are with the University of Maryland. We currently have an exclusive license agreement with the University of Maryland, but rely on the continued effectiveness of this agreement to create our product.

Ownership and capital structure

The current owners of 20% or more equity in the company is reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power
Ryan Fisher	2,040,000	27.65%
Taylor Myers	2,040,000	27.65%

Capitalization Structure

CAPITALIZATION of MF Fire, Inc.

Class	Currently Authorized	Currently Issued
Common Stock	10,000,000	5,000,000
Series Seed Stock	1,639,345	1,639,345

Holder	Common Stock	Series Seed Preferred	Options	Fully Diluted Shares	Fully-Diluted % Ownership
Ryan Fisher	2,040,000			2,040,000	27.65%
Taylor Myers	2,040,000			2,040,000	27.65%
Paul LaPorte	750,000			750,000	10.17%
Stanislov Stoliarov	42,500			42,500	0.58%
University of Maryland	127,500			127,500	1.73%
Remaining in Seed		795,087		795,087	10.78%
The Bunting Family Private Fund LLC		327,868		327,868	4.44%
Gregory P. Bassett and Barbara A. Bassett		40,983		40,983	0.56%
John J. Schveibinz		40,983		40,983	0.56%
William Matthew Zuga		24,590		24,590	0.33%
Esteban Remecz		16,393		16,393	0.22%
Abell Foundation		327,868		327,868	4.44%
Kevin A. Kirk		65,573		65,573	0.89%
TOTAL ISSUED AND OUTSTANDING	5,000,000	1,639,345	0	6,639,345	90.00%
Total Stock Option Pool	737,704				
Remaining Unissued Stock Options	737,704			737,704	10.00%
TOTAL FULLY DILUTED				7,377,049	100.00%

Financial statements

Our financial statements are not audited and cover from January 1, 2015 through the year ending December 31, 2016.

FINANCIAL CERTIFICATION

I, Paul LaPorte, certify that the financial statements of MF Fire, Inc. included in this Form are true and complete in all material respects.

Paul LaPorte, Chief Executive Officer
MF Fire, Inc.

May 1, 2017

MF Fire, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2016 and 2015

MF Fire
Balance Sheet
2015, 2016

	2015	2016
ASSETS		
Current Assets		
Bank Accounts		
1005 Business Fundamentals Chk (3239)	10,170.11	280,970.38
Total Bank Accounts	$ 10,170.11	$ 280,970.38
Other Current Assets		
Total 1200 Raw Material Inventory	-	$ 29,593.05
1210 WIP Inventory		
1217 Bikle Mfg (Stoves)	-	16,500.00
Total 1210 WIP Inventory	-	$ 16,500.00
1800 Deferred Tax Asset	-	25,000.00
1810 Credit Allowance for Deferred Tax Asset	-	-25,000.00
Total Other Current Assets	-	$ 46,093.05
Total Current Assets	$ 10,170.11	$ 327,063.43
TOTAL ASSETS	$ 10,170.11	$ 327,063.43
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Total Other Current Liabilities	$ 100,000.00	$ 396,256.04
Total Current Liabilities	$ 10,000.00	$ 396,256.04
Total Liabilities	$ 100,000.00	$ 396,256.04
Equity		
3200 Common Stock	-	5,000.00
3250 Common Stock Subscription Receivable	-	-5,000.00
3300 Preferred Stock	-	275,000.00
3900 Retained Earnings	$ 7,320.57	-89,829.89
Net Income	-97,150.46	-254,362.72
Total Equity	$ (89,829.89)	$ (69,192.61)
TOTAL LIABILITIES AND EQUITY	$ 10,170.11	$ 327,063.43

MF Fire
Profit and Loss
January - December 2015

	Total
Income	
Total Income	
Gross Profit	$ 0.00
Expenses	
6000 Advertising	75.30
6010 Bank Charges	193.57
6040 Legal & Professional Fees	
6042 Legal	1,945.11
Total 6040 Legal & Professional Fees	$ 1,945.11
6050 Meals and Entertainment	655.17
6060 Office Expenses	8.11
6080 PR	
6081 Website	8.50
Total 6080 PR	$ 8.50
6120 Taxes & Licenses	80.00
6130 Travel	2,729.45
6200 Research and Development	92,455.25
Total Expenses	$ 98,150.46
Net Operating Income	-$ 98,150.46
Other Income	
8500 Award Income	1,000.00
Total Other Income	$ 1,000.00
Net Other Income	$ 1,000.00
Net Income	-$ 97,150.46

Wednesday, Apr 26, 2017 07:10:38 AM GMT-7 - Accrual Basis

MF Fire
Profit and Loss
1/1/2016 - 12/31/2016

	Total
Income	
Total Income	
Gross Profit	$ 0.00
Expenses	
6000 Advertising	1,501.33
6001 Interest Expense - SeedInvest Convertible Note	3,264.20
6002 Interest Expense - TEDCO 8%	7,688.89
6010 Bank Charges	436.50
6040 Legal & Professional Fees	
6041 Accounting	5,802.86
6042 Legal	46,419.60
Total 6040 Legal & Professional Fees	$ 52,222.46
6050 Meals and Entertainment	3,607.93
6060 Office Expenses	125.51
6070 Payroll Expenses	
6071 Payroll Tax	3,809.99
6073 Wages	33,333.32
Total 6070 Payroll Expenses	$ 37,143.31
6080 PR	
6081 Website	1,097.95
6082 Marketing Assets	4,800.00
Total 6080 PR	$ 5,897.95
6110 Stationery & Printing	35.40
6120 Taxes & Licenses	561.00
6130 Travel	1,190.21
6160 Vehicle Lease	1,250.31
6200 Research and Development	139,437.72
Total Expenses	$ 254,362.72
Net Operating Income	-$ 254,362.72
Other Expenses	
8000 Fraud	0.00
Total Other Expenses	$ 0.00
Net Other Income	$ 0.00
Net Income	-$ 254,362.72

MF Fire
Statement of Cash Flows
January - December 2015

	Total
OPERATING ACTIVITIES	
Net Income	-97,150.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2500 TEDCO Phase 3 Grant w/ Royalty Payback	100,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 100,000.00
Net cash provided by operating activities	$ 2,849.54
Net cash increase for period	$ 2,849.54
Cash at beginning of period	7,320.57
Cash at end of period	$ 10,170.11

MF Fire
Statement of Cash Flows
1/1/2016 - 12/31/2016

	Total
OPERATING ACTIVITIES	
Net Income	-254,362.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1201 Raw Material Inventory:Electronic Hardware	-7,943.57
1202 Raw Material Inventory:Glass	-2,717.20
1203 Raw Material Inventory:Soapstone	-8,342.80
1204 Raw Material Inventory:Fans	-10,234.80
1208 Raw Material Inventory:Catalytic Converters	-354.68
1217 WIP Inventory:Bikle Mfg (Stoves)	-16,500.00
1800 Deferred Tax Asset	-25,000.00
1810 Credit Allowance for Deferred Tax Asset	25,000.00
2200 Customer Deposits	12,677.36
2300 Direct Deposit Payable	0.00
2350 Accrued Interest Loan-TEDCO 8%	7,688.89
2360 Accrued Interest Expense SeedInvest Convertible Note	3,264.20
2401 Payroll Liabilities:Federal Taxes (941/944)	5,717.83
2402 Payroll Liabilities:Federal Unemployment (940)	1,260.00
2403 Payroll Liabilities:MD Income Tax	2,437.76
2404 Payroll Liabilities:MD Unemployment Tax	0.00
2600 TEDCO TCF Loan (8%)	100,000.00
2800 SeedInvest Convertible Note	163,210.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 250,162.99
Net cash provided by operating activities	-$ 4,199.73
FINANCING ACTIVITIES	
3200 Common Stock	5,000.00
3250 Common Stock Subscription Receivable	-5,000.00
3300 Preferred Stock	275,000.00
Net cash provided by financing activities	$ 275,000.00
Net cash increase for period	$ 270,800.27
Cash at beginning of period	10,170.11
Cash at end of period	$ 280,970.38